OTE SA - 99 Kifisias Ave, 15124 Maroussi, Athens  Greece
Page 2 of 2

         Repeated Adjourned Extraordinary General Assembly

ATHENS, Greece - November 4, 2005 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today held its Repeated Adjourned Extraordinary General Assembly of Shareholders, during which the company addressed the following agenda items:

a. submission for approval of a proposal to terminate stock option plans
b. determination of remuneration payable to the Chairman and the members of the Audit Committee, the Compensation and Human
Resources Committee

Speciffically the Shareholders approved:

1. the proposal to terminate stock option plans, that have been available to all OTE directors and personnel as well as directors of companies affiliated to OTE. The mentioned stock option plans were approved by resolutions during the General Shareholder Assemblies of 4/9/2001 and 28/1/2002 respectively. (No options had been awarded under these option plans)

2. the remuneration payable to the Chairman and the members of the Audit Committee as well as the Chairman and members of the Compensation and Human Resources Committee, as of 1/7/2005


About OTE
OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.
Additional Information is also available on http://www.ote.gr.

Contacts:
OTE:     Dimitris Tzelepis- Head of Investor Relations, Tel: +30
210 611 1574
         email: dtzelepis@ote.gr

          Nikos  Kallianis - Senior Financial Analyst,  Investor
Relations Tel: +30 210 611 8167;
         email: nkallianis@ote.gr

          Daria  Kozanoglou  - Communications Officer,  Investor
Relations Tel: +30 210 611 1121;
         email: nkozanoglou@ote.gr

          Marilli Diamanti - Investor Relations Coordinator Tel:
+ 30 210 6115070
         email : mdiamant@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New
York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.